                Exhibit 99.2
News
Release
C$ unless otherwise statedTSX/NYSE/PSE: MFC        SEHK: 945
For Immediate Release
February 11, 2026
Manulife increases common shareholders’ dividend by 10.2%
Toronto - Manulife’s Board of Directors today announced an increase of 10.2% or 4.5 cents per share to its quarterly common shareholders’ dividend resulting in a dividend of $0.485 per share on the common shares of Manulife, payable on and after March 19, 2026, to shareholders of record at the close of business on February 25, 2026.
In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its
U.S. Dividend Reinvestment and Share Purchase Plan, the Company will purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans. The purchase price of these common shares will be based on the average of the actual cost to purchase them and there are no applicable discounts.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping our customers make their decisions easier and lives better. With our global headquarters in Toronto,
Canada, we operate as Manulife across Canada, Asia, and Europe, and primarily as John
Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2024, we had more than 37,000 employees, over 109,000 agents, and thousands of distribution partners, serving over 36 million customers. We trade as
‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong
Kong.
Not all offerings are available in all jurisdictions. For additional information, please visit
manulife.com.

Media Contact:	Investor Relations:
Fiona McLean	Derek Theobalds
Manulife	Manulife
437-441-7491	416-254-1774
fiona_mclean@manulife.com	derek_theobalds@manulife.com